Form 40-F
period 2003-12-31
ROGERS COMMUNICATIONS INC
filed 2004-05-19
CIK 733099

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549
FORM 40-F

(Check one)

☐	Registration Statement pursuant to Section 12 or the Securities Exchange Act of 1934.

☒	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934.

	For the fiscal year ended	December 31, 2003

Commission file number

Rogers Communications Inc.

(Exact Name of Registrant as Specified in Its Charter)

Not Applicable

(Translation of Registrant’s Name Into English (if Applicable))

British Columbia

(Province or Other Jurisdiction of Incorporation or Organization)

4812, 4813, 4822, 4832, 4833, 4841

(Primary Standard Industrial Classification Code Number (if Applicable))

Not Applicable

(I.R.S. Employer Identification Number (if Applicable))

333 Bloor Street East, 10th Floor
Toronto, Ontario M4W 1G9       (416) 935-7777

(Address and Telephone Number of Registrant’s Principal Executive Offices)

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011      (212) 894-8400

(Name, Address and Telephone Number of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Not Applicable	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Not Applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Convertible Debentures due 2005; 10.50% Senior Notes due 2006;

Class B Non-Voting Shares

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

60,000 Series XXVII Preferred shares; 818,300 Series XXX Preferred shares; 300,000 Series XXXI Preferred shares; 104,488 Series E Convertible Preferred shares; 56,235,394 Class A Voting shares; 177,241,646 Class B Non-Voting shares.

     Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

     Yes ☐         82-_______        No ☒

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceeding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

     Yes ☒        No ☐

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report (the “Evaluation Date”), Rogers Communications Inc. (the “Company”) conducted an evaluation (under the supervision and with the participation of the Company’s management, including the chief executive officer and chief financial officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that as of the Evaluation Date such disclosure controls and procedures were reasonably designed to ensure that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

Since the last evaluation by the Company’s management of the Company’s internal controls, there have not been any significant changes in the internal controls or in other factors that could significantly affect the internal controls.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of Rogers Communications Inc. has determined that the Company has at least one “audit committee financial expert”, (as defined in the general instruction 8(b) of Form 40-F), serving on its Audit Committee. The audit committee financial expert is J. Christopher C. Wansbrough.

CODE OF ETHICS

The Company has adopted a code of ethics that applies to all directors and officers. The code of ethics has been posted on the Rogers website under the Corporate Governance — Rogers Communications Inc. section at www.rogers.com. A copy of the code of ethics will be provided upon request to Investor Relations, 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services rendered by KPMG LLP to the Company for the audit of the Company’s annual financial statements for 2003 and 2002, and fees billed for other services rendered by KPMG LLP, during the period from January 1, 2002 to December 31, 2003.

	2003	2002
	($)	($)
Audit fees	2,387,383	2,286,424
Audit-related fees (1)	386,006	360,500
Tax fees (2)	913,824	1,126,212
All other fees (3)	96,039	367,958

Total	3,783,252	4,141,094

(1)	Audit-related fees consist principally of regulatory audits and other specified procedures audits.

(2)	Tax fees consist of fees for tax consultation and compliance services.

(3)	All other fees consist principally of fees for services related to French translation.

The Company’s policy regarding pre-approval of all audit, audit-related and non-audit services is based upon compliance with the Sarbanes-Oxley Act of 2002, and subsequent implementing rules promulgated by the SEC.

The following is the pre-approval process:

1.	Annually the Company will provide the Audit Committee with a list of the audit-related and non-audit services that may be provided during the year to the Company. The Audit Committee will review the services with the auditor and management considering whether the provision of the service is compatible with maintaining the auditor’s independence.

2.	Management may engage the auditor for specific engagements that are included in the list of pre-approved services referred to above if the estimated fees do not exceed (i) $100,000 per engagement or (ii) $500,000 per quarter in aggregate amount on a consolidated basis for the Company.

3.	The Audit Committee delegates authority to the Chairman of the Audit Committee to approve requests for services not included in the pre-approved list of services or for services not previously pre-approved by the Audit Committee. Any services approved by the Chairman will be reported to the full Audit Committee at the next meeting.

4.	A review of all audit and non-audit services and fees rendered to the Company and its subsidiaries by KPMG LLP will be reviewed each quarter by the Audit Committee.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than the cross-currency interest rate exchange agreements described under the heading “Liquidity and Capital Resources — Interest Rate and Foreign Exchange Management” on pages 52 and 53 of the “Management’s Discussion and Analysis” submitted to the Securities and Exchange Commission on March 4, 2004 as Exhibit 99.1 to the Company’s Form 6-K and incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Commitments and Contractual Obligations — Contractual Obligations” set forth on pages 60 and 61 of the “Management’s Discussion and Analysis” submitted to the Securities and Exchange Commission on March 4, 2004 as Exhibit 99.1 to the Company’s Form 6-K is incorporated by reference herein.

UNDERTAKING

     Rogers Communications Inc. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant	Rogers Communications Inc.

By	/s/ Alan D. Horn	/s/ M. Lorraine Daly

	Alan D. Horn Vice President, Finance and Chief Financial Officer	M. Lorraine Daly Vice President, Treasurer

Date	May 19, 2004

EXHIBIT INDEX

Exhibit Number		Description
23.1		Independent Auditors’ Consent
31.1		Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2		Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1		Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1		Annual Information Form
99.2	-	Management’s Discussion and Analysis for the fiscal year ended December 31, 2003, including annual audited consolidated financial statements (submitted to the Securities and Exchange Commissions on March 4, 2004 as Exhibit 99.1 to Form 6-K and incorporated by reference herein)