Form 40-F
period 2004-12-31
ROGERS COMMUNICATIONS INC
filed 2005-03-18
CIK 733099

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549
FORM 40-F

(Check one)

☐	Registration Statement pursuant to Section 12 or the Securities Exchange Act of 1934.

☑	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934.

	For the fiscal year ended	December 31, 2004

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

Convertible Debentures due 2005; 10.50% Senior Notes due 2006;
Class B Non-Voting Shares

For annual reports, indicate by check mark the information filed with this form:

☑ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

56,235,394 Class A Voting shares; 218,979,074 Class B Non-Voting shares.

     Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

     Yes ☐       82-                           No ☑

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceeding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

     Yes ☑       No ☐

UNDERTAKING
SIGNATURES
EXHIBIT INDEX
EX-23.1: INDEPENDENT AUDITORS' CONSENT
EX-31.1: CERTIFICATION
EX-31.2: CERTIFICATION
EX-32.1: CERTIFICATION
EX-99.1: ANNUAL INFORMATION FORM
EX-99.3: BUSINESS ACQUISITION REPORT

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services rendered by KPMG LLP to the Company for the audit of the Company’s annual financial statements for 2004 and 2003, and fees billed for other services rendered by KPMG LLP, during the period from January 1, 2003 to December 31, 2004.

	2004	2003
	($)	($)
Audit fees	4,588,061	2,387,383
Audit-related fees (1)	759,696	386,006
Tax fees (2)	1,166,735	913,824
All other fees (3)	—	96,039

Total	6,514,492	3,783,252

(1)	Audit-related services consist principally of audits of pension plans, non-statutory audits of financial information and other regulatory assurance and assistance engagements.

(2)	Tax fees consist of fees for tax consultation and compliance services.

(3)	All other fees consist principally of fees for services related to French translation.

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

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than the cross-currency interest rate exchange agreements described under the heading “Interest Rate and Foreign Exchange Management” on pages 49-50 of the “2004 Management’s Discussion and Analysis” furnished to the Securities and Exchange Commission on March 18, 2005 as Exhibit 99.1 to the Company’s Form 6-K and incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Commitments and Other Contractual Obligations” set forth on pages 56 of the “Management’s Discussion and Analysis” furnished to the Securities and Exchange Commission on March 18, 2005 as Exhibit 99.1 to the Company’s Form 6-K is incorporated by reference herein.

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

Registrant	Rogers Communications Inc.

By	/s/ Alan D. Horn	/s/ M. Lorraine Daly

	Alan D. Horn	M. Lorraine Daly
	Vice President, Finance	Vice President, Treasurer
and Chief Financial Officer

Date	March 15, 2005

EXHIBIT INDEX

Exhibit
Number	Description
23.1	Independent Auditors’ Consent

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Annual Information Form

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2004, including annual audited consolidated financial statements furnished to the Securities and Exchange Commission (“SEC”) under cover of a Form 6-K dated March 18, 2005.

99.3	Rogers Communications Inc. Business Acquisition Report dated December 24, 2004