Form 40-F/A
period 2004-12-31
ROGERS COMMUNICATIONS INC
filed 2005-07-15
CIK 733099

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549
FORM 40-F/A
Amendment No. 1

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

     Yes ☑       No ☐

EXPLANATORY NOTE
UNDERTAKING
SIGNATURES
EXHIBIT INDEX
EX-23.1: INDEPENDENT AUDITORS' CONSENT
EX-31.1: CERTIFICATION
EX-31.2: CERTIFICATION
EX-32.1: CERTIFICATION

EXPLANATORY NOTE

Rogers Communications Inc. (the “Company”) is filing this Amendment No. 1 to its Annual Report on Form 40-F for the year ended December 31, 2004 (the “2004 Annual Report”), which was filed with the Securities and Exchange Commission on March 18, 2005, to (a) clarify information included under the heading “Discloure Controls and Procedures” and (b) incorporate by reference the amended Management’s Discussion and Analysis and audited financial statements of the Company for the year ended December 31, 2004, which were filed with the Securities and Exchange Commission on Form 6-K/A on May 26, 2005. We are filing the amended 2004 Annual Report in its entirety. This Amendment No. 1 does not reflect events occurring after the original filing of the 2004 Annual Report or modify or update the disclosures therein in any way other than as described above.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report (the “Evaluation Date”), Rogers Communications Inc. (the “Company”) conducted an evaluation (under the supervision and with the participation of the Company’s management, including the chief executive officer and chief financial officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that as of the Evaluation Date such disclosure controls and procedures were effective.

Since the last evaluation by the Company’s management of the Company’s internal controls, there have been no changes in the internal controls or in other factors that could significantly affect the internal controls that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

2

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

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than the cross-currency interest rate exchange agreements described under the heading “Interest Rate and Foreign Exchange Management” on pages 49-50 of the amended “2004 Management’s Discussion and Analysis” filed with the Securities and Exchange Commission on May 26, 2005 as Exhibit 99.1 to the Company’s Form 6-K/A and incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Commitments and Other Contractual Obligations” set forth on pages 56-57 of the amended “Management’s Discussion and Analysis” filed with the Securities and Exchange Commission on May 26, 2005 as Exhibit 99.1 to the Company’s Form 6-K/A is incorporated by reference herein.

3

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

Registrant	Rogers Communications Inc.

By	/s/ Alan D. Horn	/s/ M. Lorraine Daly

	Alan D. Horn	M. Lorraine Daly
	Vice President, Finance	Vice President, Treasurer
and Chief Financial Officer

Date	July 15, 2005

4

EXHIBIT INDEX

Exhibit
Number	Description
23.1	Independent Auditors’ Consent

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1*	Annual Information Form

99.2	Amended Management’s Discussion and Analysis for the fiscal year ended December 31, 2004, including amended annual audited consolidated financial statements, filed with the Securities and Exchange Commission (“SEC”) under cover of a Form 6-K/A dated May 26, 2005.

99.3*	Rogers Communications Inc. Business Acquisition Report dated December 24, 2004

*	Filed on March 18, 2005 as an exhibit to the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2004.

5