Form 40-F
period 2005-12-31
ROGERS COMMUNICATIONS INC
filed 2006-03-09
CIK 733099

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 40-F
(Check one)

☐	Registration Statement pursuant to Section 12 or the Securities Exchange Act of 1934.

☑	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934.
For the fiscal year ended December 31, 2005
Commission file number 001-10805
Rogers Communications Inc.

(Exact Name of Registrant as Specified in Its Charter)
Not Applicable

(Translation of Registrant’s Name Into English (if Applicable))
British Columbia

(Province or Other Jurisdiction of Incorporation or Organization)
4812, 4813, 4822, 4832, 4833, 4841

(Primary Standard Industrial Classification Code Number (if Applicable))
Not Applicable

(I.R.S. Employer Identification Number (if Applicable))

333 Bloor Street East, 10th Floor
Toronto, Ontario M4W 1G9	(416) 935-7777

(Address and Telephone Number of Registrant’s Principal Executive Offices)

CT Corporation System 111 Eighth Avenue, 13th Floor
New York, New York 10011	(212) 894-8400

(Name, Address and Telephone Number of Agent For Service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Class B Non-Voting	New York Stock Exchange

Not Applicable	Not Applicable

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
56,233,894 Class A Voting shares; 257,702,341 Class B Non-Voting shares.
     Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.
     Yes ☐ 82-___   No ☑
     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
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
Since the last evaluation by the Company’s management of the Company’s internal controls, there have been no changes in the internal controls or in other factors that could significantly affect the internal controls that were materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
AUDIT COMMITTEE FINANCIAL EXPERT
The Board of Directors of Rogers Communications Inc. has determined that the Company has at least one “audit committee financial expert”, (as defined in the general instruction 8(b) of Form 40-F), serving on its Audit Committee. The audit committee financial expert is C. William D. Birchall. See also Item 17 – Audit Committee, of the Company’s Annual Information Form, attached as Exhibit 99.1.
CODE OF CONDUCT AND ETHICS
The Company has adopted a code of conduct and ethics that applies to all directors and officers. The code of conduct and ethics has been posted on the Rogers website under the Corporate Governance — Rogers Communications Inc. section at www.rogers.com. A copy of the code of conduct and ethics will be provided upon request to Investor Relations, 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table presents fees for professional services rendered by KPMG LLP to the Company for the audit of the Company’s annual financial statements for 2005 and 2004, and fees billed for other services rendered by KPMG LLP, during the period from January 1, 2004 to December 31, 2005.
Auditors’ Fees

	2005	2004
Audit Fees(1)	$4,702,838	$4,588,061
Audit-related fees(2)	442,400	759,696
Tax Fees(3)	721,608	1,166,735
All other fees(4)	40,000	—

Total	$5,906,846	$6,514,492

NOTES:

(1)	Consist of fees related to statutory audits, related audit work in connection with registration statements and other filings with various regulatory authorities, and accounting consultations related to audited financial statements.

(2)	Consist mainly of regulatory audits and reviews, advice relating to compliance with Canadian and U.S. rules on internal controls and other specified procedures audits.

(3)	Consist of fees for tax consultation and compliance services.

(4)	Consist mainly of fees for French translation.

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
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements other than those described under the header “Off-Balance Sheet Arrangements” on pages 48-49 and the cross-currency interest rate exchange agreements described under the heading “Interest Rate and Foreign Exchange Management” on pages 44 to 46 of the “2005 Management’s Discussion and Analysis” filed with the Securities and Exchange Commission on March 9, 2006 as Exhibit 99.1 to the Company’s Form 6-K and incorporated by reference herein.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The information provided under the heading “Commitments and Other Contractual Obligations” set forth on page 48 of the “Management’s Discussion and Analysis” filed with the Securities and Exchange Commission on March 9, 2006 as Exhibit 99.1 to the Company’s Form 6-K is incorporated by reference herein.

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

Registrant	Rogers Communications Inc.

By	/s/ Edward S. Rogers.	/s/ Alan D. Horn

	Edward S. Rogers	Alan D. Horn
	President and Chief Executive Officer	Vice President, Finance and Chief Financial Officer
Date March 8, 2006

EXHIBIT INDEX

Exhibit Number	Description

23.1	Independent Auditors’ Consent

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Annual Information Form

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2005, including annual audited consolidated financial statements filed with the Securities and Exchange Commission (“SEC”) under cover of a Form 6-K dated March 9, 2006.

99.3	Rogers Communications Inc. Business Acquisition Report dated September 13, 2005 incorporated by reference to Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K dated September 20, 2005