Form 40-F
period 2006-12-31
ROGERS COMMUNICATIONS INC
filed 2007-03-30
CIK 733099

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 40-F
(Check one)

☐	Registration Statement pursuant to Section 12 or the Securities Exchange Act of 1934.

☑	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934.
For the fiscal year ended December 31, 2006
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
112,467,648 Class A Voting shares; 523,231,804 Class B Non-Voting shares.
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
Yes ☑      No ☐

DISCLOSURE CONTROLS AND PROCEDURES
The disclosure provided under the heading Disclosure Controls and Procedures on page 82 of Exhibit 99.2: Management’s Discussion and Analysis is incorporated by reference herein.
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The disclosure provided under the heading Management’s Report on Internal Control Over Financial Reporting on page 82 of Exhibit 99.2: Management’s Discussion and Analysis is incorporated by reference herein.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES
The disclosure provided under the heading Changes in Internal Control Over Financial Reporting and Disclosure Controls and Procedures on page 82 of Exhibit 99.2: Management’s Discussion and Analysis is incorporated by reference herein.
ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
The disclosure provided under the heading Report of Independent Registered Public Accounting Firm of Exhibit 99.2: Management’s Discussion and Analysis is incorporated by reference herein.
AUDIT COMMITTEE FINANCIAL EXPERT
The Board of Directors of Rogers Communications Inc. has determined that the Company has at least one “audit committee financial expert”, (as defined in the general instruction 8(b) of Form 40-F), serving on its Audit Committee. The audit committee financial expert is John H. Clappison, who has been determined by the Board to be an independent director. The Board’s determination does not impose greater duties, obligations or liabilities on Mr. Clappison nor does it affect the duties, obligations or liabilities of other members of the Audit Committee or Board. See also Item 17 – Audit Committee, of the Company’s Annual Information Form, attached as Exhibit 99.1.
CODE OF CONDUCT AND ETHICS
The Company has adopted a Code of Conduct and Ethics that applies to all directors and Business Conduct Guidelines that apply to all officers and employees (the Codes). The Codes have been posted on the Rogers website under the Corporate Governance — Rogers Communications Inc. section at www.rogers.com. A copy of the Codes will be provided upon request to Investor Relations, 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table presents fees for professional services rendered by KPMG LLP to the Company for the audit of the Company’s annual financial statements for 2006 and 2005, and fees billed for other services rendered by KPMG LLP, during the period from January 1, 2005 to December 31, 2006.
Auditors’ Fees

	Year ended December 31,
	2006	2005
Audit Fees(1)	$8,829,138	$4,702,838
Audit-related fees(2)	1,070,834	442,400
Tax Fees(3)	703,719	721,608
All other fees(4)	0	40,000

Total	$10,603,691	$5,906,846

NOTES:

(1)	Consist of fees related to statutory audits, related audit work in connection with registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements and accounting consultations related to audited financial statements.

(2)	Consist mainly of regulatory audits and reviews, advice relating to compliance with Canadian and U.S. rules on internal controls and other specified procedures audits.

(3)	Consist of fees for tax consultation and compliance services.

(4)	Consist mainly of fees for audits of the conversion of IT-related systems.
The Company’s policy regarding pre-approval of all audit, audit-related and non-audit services is based upon compliance with the Sarbanes-Oxley Act of 2002, and subsequent implementing rules promulgated by the SEC. None of the audit related fees, tax fees or all other fees described in the table above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
The following is the pre-approval process:
1.	Annually the Company will provide the Audit Committee with a list of the audit-related and non-audit services that may be provided by the auditor during the year to the Company. The Audit Committee will review the services with the auditor and management, considering whether the provision of the service is compatible with maintaining the auditor’s independence.

2.	Management may engage the auditor for specific engagements that are included in the list of pre-approved services referred to above if the estimated fees do not exceed (i) $100,000 per engagement or (ii) $500,000 per quarter in aggregate amount on a consolidated basis for the Company.

3.	The Audit Committee delegates authority to the Chairman of the Audit Committee to approve requests for services not included in the pre-approved list of services or for services not previously pre-approved by the Audit Committee. Any services approved by the Chairman will be reported to the full Audit Committee at the next meeting.

4.	A review of all audit and non-audit services and fees rendered to the Company and its subsidiaries by KPMG LLP will be reviewed each quarter by the Audit Committee.
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements other than those described under the header “Off-Balance Sheet Arrangements” on page 45 and the cross-currency interest rate exchange agreements described under the heading “Interest Rate and Foreign Exchange Management” on pages 41-43 of the “2006 Management’s Discussion and Analysis” filed with the Securities and Exchange Commission on March 30, 2007 as Exhibit 99.2 to the Company’s Form 6-K and incorporated by reference herein.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The information provided under the heading “Commitments and Other Contractual Obligations” set forth on page 44 of the “Management’s Discussion and Analysis” filed with the Securities and Exchange Commission on March 30, 2007 as Exhibit 99.2 to the Company’s Form 6-K is incorporated by reference herein.
IDENTIFICATION OF AUDIT COMMITTEE
Our Board of Directors has established an Audit Committee. The Audit Committee consists of five directors; Messrs Besse, Birchall, Clappison, Wansbrough and Watson who are appointed annually by our Board of Directors. Further disclosure is provided under Item 17.2 — Composition of the Audit Committee in Exhibit 99.1 Annual Information Form.

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
Rogers Communications Inc. has previously filed with the Commission a Form F-X in connection with its securities. Any change to the name or address of the Company’s agent for service of process shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Company.
SIGNATURES
     Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant Rogers Communications Inc.

By	/s/ Edward S. Rogers	/s/ William W. Linton

	Edward S. Rogers	William W. Linton
	President and Chief Executive Officer	Senior Vice President, Finance and Chief Financial Officer
Date March 28, 2007

EXHIBIT INDEX

Exhibit Number	Description
23.1	Independent Auditors’ Consent

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

#32.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Annual Information Form

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2006, including annual audited consolidated financial statements filed with the Securities and Exchange Commission (“SEC”) under cover of a Form 6-K dated March 30, 2007.

99.3	Notice of Articles of Rogers Communications Inc. issued December 15, 2006 to (i) remove the par value on the Class B Shares; and (ii) to increase the authorized capital of the Class A Shares, in order to permit the subdivision of the Class A Voting Shares and Class B Non-Voting Shares on a two-for-one basis.
#   This exhibit shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference on any filling under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any filings.

5