Form 40-F
period 2007-12-31
ROGERS COMMUNICATIONS INC
filed 2008-03-04
CIK 733099

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 40-F

 (Check one)
☐	Registration Statement pursuant to Section 12 or the Securities Exchange Act of 1934.

☑	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934.

For the fiscal year ended	Commission file number
December 31, 2007	001-10805

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

112,462,014 Class A Voting shares; 527,004,533 Class B Non-Voting shares.

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

      Yes  ☑     No ☐

DISCLOSURE CONTROLS AND PROCEDURES

The disclosure provided under the heading Disclosure Controls and Procedures on page 54 of Exhibit 99.2: Management’s Discussion and Analysis is incorporated by reference herein.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The disclosure provided under the heading Management’s Report on Internal Control Over Financial Reporting on page 54 of Exhibit 99.2: Management’s Discussion and Analysis is incorporated by reference herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The disclosure provided under the heading Changes in Internal Control Over Financial Reporting and Disclosure Controls and Procedures on page 55 of Exhibit 99.2: Management’s Discussion and Analysis is incorporated by reference herein.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The disclosure provided under the heading Report of Independent Registered Public Accounting Firm of Exhibit 99.2: Management’s Discussion and Analysis is incorporated by reference herein.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of Rogers Communications Inc. has determined that the Company has at least one “audit committee financial expert”, (as defined in the general instruction 8(b) of Form 40-F), serving on its Audit Committee. The audit committee financial expert is John H. Clappison, who has been determined by the Board to be an independent director.  The Board’s determination does not impose greater duties, obligations or liabilities on Mr. Clappison nor does it affect the duties, obligations or liabilities of other members of the Audit Committee or Board.  See also Item 17 - Audit Committee, of the Company’s Annual Information Form, attached as Exhibit 99.1.

CODE OF CONDUCT AND ETHICS

The Company has adopted a Code of Conduct and Ethics that applies to all directors and Business Conduct Guidelines that apply to all officers and employees (the Codes). The Codes have been posted on the Rogers website under the Corporate Governance - Rogers Communications Inc. section at www.rogers.com. A copy of the Codes will be provided upon request to Investor Relations, 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services rendered by KPMG LLP to the Company for the audit of the Company’s annual financial statements for 2007 and 2006, and fees billed for other services rendered by KPMG LLP, during the period from January 1, 2006 to December 31, 2007.

Auditors’ Fees

	Year ended December 31,
	2007	2006
Audit Fees(1)	$8,113,406	$8,829,138
Audit-related Fees(2)	978,738	1,070,834
Tax Fees(3)	2,408,660	703,719
All Other Fees(4)	183,306	0
Total	$11,684,110	$10,603,691
____________

NOTES:

(1)
Consist of fees related to statutory audits, related audit work in connection with registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements and accounting consultations related to audited financial statements.

(2)	Consist mainly of advice relating to compliance with Canadian and U.S. rules on internal controls, pension plan audits and other specified procedures engagements.

(3)	Consist of fees for tax consultation and compliance services, including indirect taxes.

(4)	Consist mainly of fees for French translation of certain filings with regulatory authorities and operational advisory and risk management services.

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

4.	A listing of all audit and non-audit services and fees rendered to the Company and its subsidiaries by KPMG LLP will be reviewed each quarter by the Audit Committee.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than those described under the header “Off-Balance Sheet Arrangements” on page 32 of the “2007 Management’s Discussion and Analysis” filed with the Securities and Exchange Commission on March 4, 2008 as Exhibit 99.2 to the Company’s Form 6-K and incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Commitments and Other Contractual Obligations” set forth on page 32 of the “Management’s Discussion and Analysis” filed with the Securities and Exchange Commission on March 4, 2008 as Exhibit 99.2 to the Company’s Form 6-K is incorporated by reference herein.

IDENTIFICATION OF AUDIT COMMITTEE

Our Board of Directors has established an Audit Committee. The Audit Committee consists of five directors; Messrs Besse, Birchall, Clappison, Wansbrough and Watson who are appointed annually by our Board of Directors.  Further disclosure is provided under Item 17.2 - Composition of the Audit Committee in Exhibit 99.1 Annual Information Form.

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

Registrant Rogers Communications Inc.

By	/s/ Edward S. Rogers	/s/ William W. Linton
	Edward S. Rogers	William W. Linton
	President and Chief Executive Officer	Senior Vice President, Finance and Chief Financial Officer

Date  March 4, 2008

EXHIBIT INDEX

Exhibit Number	Description

23.1	Independent Auditors’ Consent

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

#32.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Annual Information Form for the fiscal year ended December 31, 2007

99.2
Management’s Discussion and Analysis for the fiscal year ended December 31, 2007, including annual audited consolidated financial statements filed with the Securities and Exchange Commission (“SEC”) under cover of a Form 6-K dated March 4, 2008.

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