Form 40-F
period 2008-12-31
ROGERS COMMUNICATIONS INC
filed 2009-02-27
CIK 733099

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 40-F	OMB APPROVAL
	OMB Number:	3235-0381
	Expires:	June 30, 2011
Estimated average burden
	hours per response	427

[Check one]
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2008	Commission File Number	001-10805

Rogers Communications Inc.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English (if applicable))

British Columbia
(Province or other jurisdiction of incorporation or organization)

4812, 4813, 4822, 4832, 4833, 4841
(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable
(I.R.S. Employer Identification Number (if applicable))

333 Bloor Street East, 10th Floor Toronto, Ontario M4W 1G9	(416) 935-7777
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System 111 Eighth Avenue, 13th Floor New York, New York 10011	(212) 894-8400
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Class B Non-Voting	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Class B Non-Voting Shares
(Title of Class)

SEC 2285 (03-07)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

For annual reports, indicate by check mark the information filed with this Form:

☑	Annual information form	☐	Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

112,462,014 Class A Voting shares; 523,429,539 Class B Non-Voting shares.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

☐	Yes	82-	☑	No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☑	Yes	☐	No

DISCLOSURE CONTROLS AND PROCEDURES

The disclosure provided under the heading Disclosure Controls and Procedures on page 56 of Exhibit 99.2: Management’s Discussion and Analysis, is incorporated by reference herein.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The disclosure provided under the heading Management’s Annual Report on Internal Control Over Financial Reporting on page 56 of Exhibit 99.2: Management’s Discussion and Analysis, is incorporated by reference herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The disclosure provided under the heading Changes in Internal Control Over Financial Reporting and Disclosure Controls and Procedures on page 57 of Exhibit 99.2: Management’s Discussion and Analysis, is incorporated by reference herein.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The disclosure provided under the heading Report of Independent Registered Public Accounting Firm of Exhibit 99.2: Management’s Discussion and Analysis, is incorporated by reference herein.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of Rogers Communications Inc. has determined that the Company has at least one “audit committee financial expert” (as defined in paragraph 8(b) of General Instruction B of Form 40-F) serving on its Audit Committee. The audit committee financial expert is John H. Clappison, who has been determined by the Board to be an independent director as such term is defined under the Canadian Securities Administrators’ National Instrument 52-110 (Audit Committees) and the standards under Rule 10A-3 of the U.S. Securities Exchange Act relating to the independence of audit committee members.  The Board’s designation of Mr. Clappison as an audit committee financial expert does not impose on Mr. Clappison any duties, obligations or liability that are greater than the duties, obligations and liability imposed on him as a member of the Audit Committee and Board of Directors in the absence of such designation or identification.  In addition, the designation of Mr. Clappison as an “audit committee financial expert” does not affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.  See also Item 17 - Audit Committee on page 21, of the Company’s Annual Information Form, attached as Exhibit 99.1 and incorporated by reference herein.

CODE OF CONDUCT AND ETHICS

The Company has adopted a Code of Conduct and Ethics that applies to all directors and Business Conduct Guidelines that apply to all employees (the Codes). The Codes have been posted on the Rogers website under the Corporate Governance section at www.rogers.com.  A copy of the Codes will also be provided upon request to Investor Relations, 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services rendered by KPMG LLP to the Company for the audit of the Company’s annual financial statements for 2008 and 2007, and fees billed for other services rendered by KPMG LLP, during the period from January 1, 2007 to December 31, 2008.

	Year ended December 31,
	2008	2007
Audit Fees(1)	$6,783,318	$8,113,406
Audit-related Fees(2)	373,872	978,738
Tax Fees(3)	3,078,698	2,408,660
All Other Fees(4)	1,482,189	183,306
Total	$11,718,077	$11,684,110

____________

NOTES:

(1)
Consist of fees related to statutory audits, related audit work in connection with registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements and accounting consultations related to audited financial statements.

(2)	Consist mainly of advice relating to compliance with Canadian and U.S. rules on internal controls, pension plan audits and other specified procedures engagements.

(3)	Consist of fees for tax consultation and compliance services, including indirect taxes.

(4)	Consist mainly of fees for operational advisory and risk management services, and French translation of certain filings with regulatory authorities.

For the year ended December 31, 2008, none of the Company’s audit-related fees, tax fees or all other fees described in the table above made use of the de minimis exception to pre-approval provisions contained in Rule 2-01 (c)(7)(i)(C) of U.S. Securities and Exchange Commission Regulation S-X or Section 2.4 of the Canadian Securities Administrators’ National Instrument 52-110 (Audit Committees).

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

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than those described under the heading Off-Balance Sheet Arrangements on page 34 of Exhibit 99.2: Management’s Discussion and Analysis, which is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading Commitments and Other Contractual Obligations on page 34 of Exhibit 99.2: Management’s Discussion and Analysis, which is incorporated by reference herein.

IDENTIFICATION OF AUDIT COMMITTEE

Our Board of Directors has established an Audit Committee. The Audit Committee consists of five directors; Messrs Besse, Birchall, Clappison, Wansbrough and Watson who are appointed annually by our Board of Directors.  Further disclosure is provided under Item 17.2 - Composition of the Audit Committee of the Company’s Annual Information Form, attached as Exhibit 99.1 and incorporated by reference herein.

DISCLOSURE PURSUANT TO REQUIREMENTS OF THE NEW YORK STOCK EXCHANGE

The disclosure provided under the headings “Composition of the Board”, “Controlled Company Exemption”, “Foreign Private Issuer Status” and “Corporate Governance Practices” and “Ethical Business Conduct” beginning on page 19 of the Company’s Annual Information Form, attached as Exhibit 99.1, is incorporated by reference herein.

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

Registrant: Rogers Communications Inc.

By:	/s/ Alan Horn	/s/ William W. Linton
	Alan Horn	William W. Linton
	Director and Chairman and acting Chief Executive Officer	Senior Vice President, Finance and Chief Financial Officer

Date: February 27, 2009

EXHIBIT INDEX

Exhibit Number	Description
23.1	Independent Registered Public Accounting Firm’s Consent
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002[1]
32.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Annual Information Form for the fiscal year ended December 31, 2008
99.2
Management’s Discussion and Analysis for the fiscal year ended December 31, 2008, including annual audited consolidated financial statements filed with the Securities and Exchange Commission ("SEC") under cover of a Form 6-K dated February 27, 2009.

1 This exhibit shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference on any filling under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any filings.