Form 40-F
period 2009-12-31
ROGERS COMMUNICATIONS INC
filed 2010-02-26
CIK 733099

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 40-F	OMB APPROVAL
	OMB Number: Expires: Estimated average burden hours per response	3235-0381 June 30, 2011 427
[Check one]
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2009	Commission File Number	001-10805

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
Not Applicable
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Class B Non-Voting Shares
(Title of Class)

SEC 2285 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

For annual reports, indicate by check mark the information filed with this Form:

☑ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

112,462,014 Class A Voting shares; 480,999,041 Class B Non-Voting shares.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

☐ Yes	82- ______________	☑ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☑ Yes	☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

☐ Yes	82- ______________	☑ No

DISCLOSURE CONTROLS AND PROCEDURES

The disclosure provided under the heading Disclosure Controls and Procedures on page 62 of Exhibit 99.2: Management’s Discussion and Analysis, is incorporated by reference herein.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The disclosure provided under the heading Management’s Report on Internal Control Over Financial Reporting on page 62 of Exhibit 99.2: Management’s Discussion and Analysis, is incorporated by reference herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The disclosure provided under the heading Changes in Internal Control Over Financial Reporting and Disclosure Controls and Procedures on page 63 of Exhibit 99.2: Management’s Discussion and Analysis, is incorporated by reference herein.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services rendered by KPMG LLP to the Company for the audit of the Company’s annual financial statements for 2009 and 2008, and fees billed for other services rendered by KPMG LLP, during the period from January 1, 2008 to December 31, 2009.

	Year ended December 31,
	2009	2008
Audit Fees(1)	$7,256,109	$6,783,318
Audit-related Fees(2)	446,625	373,872
Tax Fees(3)	1,473,710	3,078,698
All Other Fees(4)	572,570	1,482,189
Total	$9,749,014	$11,718,077

____________

NOTES:

(1)
Consist of fees related to statutory audits, related audit work in connection with registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements and accounting consultations related to audited financial statements.

(2)	Consist mainly of advice relating to compliance with Canadian and U.S. rules on internal controls, pension plan audits and other specified procedures engagements.

(3)	Consist of fees for tax consultation and compliance services, including indirect taxes.

(4)	Consist mainly of fees for operational advisory and risk management services, consultations relating to adoption of IFRS and French translation of certain filings with regulatory authorities.

For the year ended December 31, 2009, none of the Company’s audit-related fees, tax fees or all other fees described in the table above made use of the de minimis exception to pre-approval provisions contained in Rule 2-01 (c)(7)(i)(C) of U.S. Securities and Exchange Commission Regulation S-X or Section 2.4 of the Canadian Securities Administrators’ National Instrument 52-110 (Audit Committees).

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

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than those described under the heading Off-Balance Sheet Arrangements on page 35 of Exhibit 99.2: Management’s Discussion and Analysis, which is incorporated by reference herein.

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

Registrant: Rogers Communications Inc.

By:	“Nadir H. Mohamed”	“William W. Linton”
	Nadir H. Mohamed	William W. Linton
	Director and President and Chief Executive Officer	Executive Vice President, Finance and Chief Financial Officer

Date: February 26, 2010

EXHIBIT INDEX

Exhibit Number	Description
23.1	Independent Registered Public Accounting Firm’s Consent
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002†
32.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Annual Information Form for the fiscal year ended December 31, 2009
99.2
Management’s Discussion and Analysis for the fiscal year ended December 31, 2009, including annual audited consolidated financial statements filed with the Securities and Exchange Commission (“SEC”) under cover of a Form 6-K dated  February 26, 2010.

† This exhibit shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference on any filling under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any filings.