Form 40-F
period 2010-12-31
ROGERS COMMUNICATIONS INC
filed 2011-02-28
CIK 733099

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 40-F	OMB APPROVAL
	OMB Number: Expires: Estimated average burden hours per response	3235-0381 June 30, 2011 427
[Check one]
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2010	Commission File Number	001-10805

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

112,462,014 Class A Voting shares; 443,072,044 Class B Non-Voting shares.

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

☐	Yes	82-	☑	No

DISCLOSURE CONTROLS AND PROCEDURES

The disclosure provided under the heading Disclosure Controls and Procedures on page 61 of Exhibit 99.2: Management’s Discussion and Analysis, is incorporated by reference herein.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The disclosure provided under the heading Management’s Report on Internal Control Over Financial Reporting on page 61 of Exhibit 99.2: Management’s Discussion and Analysis, is incorporated by reference herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The disclosure provided under the heading Changes in Internal Control Over Financial Reporting and Disclosure Controls and Procedures on page 61 of Exhibit 99.2: Management’s Discussion and Analysis, is incorporated by reference herein.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The disclosure provided under the heading Report of Independent Registered Public Accounting Firm of Exhibit 99.2: Management’s Discussion and Analysis, is incorporated by reference herein.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of Rogers Communications Inc. has determined that the Company has at least one “audit committee financial expert” (as defined in paragraph 8(b) of General Instruction B of Form 40-F) serving on its Audit Committee. The audit committee financial expert is John H. Clappison, who has been determined by the Board to be an independent director as such term is defined under the Canadian Securities Administrators’ National Instrument 52-110 (Audit Committees) and the standards under Rule 10A-3 of the U.S. Securities Exchange Act relating to the independence of audit committee members.  The Board’s designation of Mr. Clappison as an audit committee financial expert does not impose on Mr. Clappison any duties, obligations or liability that are greater than the duties, obligations and liability imposed on him as a member of the Audit Committee and Board of Directors in the absence of such designation or identification.  In addition, the designation of Mr. Clappison as an “audit committee financial expert” does not affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors. See also Item 17 - Audit Committee on page 22, of the Company’s Annual Information Form, attached as Exhibit 99.1 and incorporated by reference herein.

CODE OF CONDUCT AND ETHICS

The Company has adopted a Code of Conduct and Ethics that applies to all directors and Business Conduct Guidelines that apply to all employees (the Codes). The Codes have been posted on the Rogers website under the Corporate Governance section at rogers.com.  A copy of the Codes will also be provided upon request to Investor Relations, 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services rendered by KPMG LLP to the Company for the audit of the Company’s annual financial statements for 2010 and 2009, and fees billed for other services rendered by KPMG LLP, during the period from January 1, 2009 to December 31, 2010.

	Year ended December 31,
	2010	2009
Audit Fees(1)	$7,892,753	$7,256,109
Audit-related Fees(2)	363,375	446,625
Tax Fees(3)	1,410,326	1,473,710
All Other Fees(4)	1,140,305	572,570
Total	$10,806,759	$9,749,014
____________

NOTES:

(1)
Consist of fees related to statutory audits, related audit work in connection with registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements, accounting consultations related to audited financial statements and procedures on adoption of International Financial Reporting Standards (IFRS).

(2)	Consist mainly of pension plan audits and other specified procedures engagements.

(3)	Consist of fees for tax consultation and compliance services, including indirect taxes.

(4)	Consist mainly of fees for operational advisory and risk management services and French translation of certain filings with regulatory authorities.

For the year ended December 31, 2010, none of the Company’s audit-related fees, tax fees or all other fees described in the table above made use of the de minimis exception to pre-approval provisions contained in Rule 2-01 (c)(7)(i)(C) of U.S. Securities and Exchange Commission Regulation S-X or Section 2.4 of the Canadian Securities Administrators’ National Instrument 52-110 (Audit Committees).

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

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than those described under the heading Off-Balance Sheet Arrangements on page 36 of Exhibit 99.2: Management’s Discussion and Analysis, which is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading Commitments and Other Contractual Obligations on page 36 of Exhibit 99.2: Management’s Discussion and Analysis, which is incorporated by reference herein.

IDENTIFICATION OF AUDIT COMMITTEE

Our Board of Directors has established an Audit Committee. The Audit Committee consists of five directors; Messrs Besse, Birchall, Burch, Clappison and Watson who are appointed annually by our Board of Directors.  Further disclosure is provided under Item 17.2 - Composition of the Audit Committee of the Company’s Annual Information Form, attached as Exhibit 99.1 and incorporated by reference herein.

DISCLOSURE PURSUANT TO REQUIREMENTS OF THE NEW YORK STOCK EXCHANGE

The disclosure provided under the headings “Composition of the Board”, “Controlled Company Exemption”, “Foreign Private Issuer Status” and “Corporate Governance Practices” and “Ethical Business Conduct” beginning on pages 19-20 of the Company’s Annual Information Form, attached as Exhibit 99.1, is incorporated by reference herein.

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

Registrant: Rogers Communications Inc.

By:	“Nadir H. Mohamed”	“William W. Linton”
	Nadir H. Mohamed	William W. Linton
	Director and President and Chief Executive Officer	Executive Vice President, Finance and Chief Financial Officer

Date: February 28, 2011

EXHIBIT INDEX

Exhibit Number	Description
23.1	Independent Registered Public Accounting Firm’s Consent

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002†

99.1	Annual Information Form for the fiscal year ended December 31, 2010

99.2
Management’s Discussion and Analysis for the fiscal year ended December 31, 2010, including annual audited consolidated financial statements filed with the Securities and Exchange Commission (“SEC”) under cover of a Form 6-K dated February 28, 2011.

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