Form 40-F
period 2013-12-31
ROGERS COMMUNICATIONS INC
filed 2014-02-14
CIK 733099

OMB APPROVAL
OMB Number:	3235-0381
Expires:	April 30, 2015
Estimated average burden
hours per response	429.93

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013	Commission File Number 001-10805

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

112,462,000 Class A Voting shares; 402,281,178 Class B Non-Voting shares.

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

☐  Yes 82-            ☒  No

DISCLOSURE CONTROLS AND PROCEDURES

The report on the Company’s internal control over financial reporting as of December 31, 2013 provided under the heading Disclosure Controls and Procedures on page 78 of Exhibit 99.2: Management’s Discussion and Analysis, is incorporated by reference herein.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The disclosure provided under the heading Management’s Report on Internal Control over Financial Reporting on page 79 of Exhibit 99.2: Management’s Discussion and Analysis, is incorporated by reference herein.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The disclosure provided under the heading Report of Independent Registered Public Accounting Firm of Exhibit 99.2: Management’s Discussion and Analysis and annual audited consolidated financial statements, is incorporated by reference herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The disclosure provided under the heading Changes in Internal Control over Financial Reporting and Disclosure Controls and Procedures on page 79 of Exhibit 99.2: Management’s Discussion and Analysis, is incorporated by reference herein.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of Rogers Communications Inc. has determined that the Company has at least two “audit committee financial experts” (as defined in paragraph 8(b) of General Instruction B of Form 40-F) serving on its Audit Committee. The audit committee financial experts are C. William D. Birchall and John H. Clappison. Mr. Birchall has been determined by the Board to be an independent director as such term is defined under the Canadian Securities Administrators’ National Instrument 52-110 (Audit Committees) and the standards of the U.S. Securities and Exchange Commission and the New York Stock Exchange relating to the independence of audit committee members. Mr. Clappison’s son-in-law is a partner at KPMG LLP, the auditors of the Company, and therefore Mr. Clappison is deemed to be a non-independent director under the New York Stock Exchange Listing Standards. However, Mr. Clappison’s son-in-law has no involvement in the audit of the Company and Mr. Clappison has been determined by the Board to be an independent director as such term is defined under National Instrument 52-110, which is the Canadian corporate governance rule that applies to the Company. Under the rules of the U.S. Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States), such relationship does not impair the independence of KPMG LLP. The Board’s designation of Mr. Birchall and Mr. Clappison as audit committee financial experts does not impose on them any duties, obligations or liability that are greater than the duties, obligations and liability imposed on them as a members of the Audit Committee and Board of Directors in the absence of such designation or identification. In addition, the designation of Mr. Birchall and Mr. Clappison as “audit committee financial experts” does not affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors. See also Item 17 – Audit Committee on page 26, of the Company’s Annual Information Form, attached as Exhibit 99.1 and incorporated by reference herein.

CODE OF CONDUCT AND ETHICS

The Company has adopted a Directors Code of Conduct and Ethics that applies to all directors and Business Conduct Policy that apply to all directors, officers and employees (the Codes). The Codes have been posted on the Rogers website under the Corporate Governance section at rogers.com/investors. A copy of the Codes will also be provided upon request to Investor Relations, 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services rendered by KPMG LLP to the Company for the audit of the Company’s annual financial statements for 2013 and 2012, and fees billed for other services rendered by KPMG LLP, during the period from January 1, 2012 to December 31, 2013.

Auditors’ Fees	2013		2012
	($)%		($)%
Audit Fees(1)	$5,914,250	65.3	$6,158,529	64.5
Audit-Related Fees(2)	751,829	8.5	463,044	4.8
Tax Fees(3)	1,418,628	15.6	1,512,418	15.8
All Other Fees(4)	957,571	10.6	1,421,369	14.9

Total	$9,042,278	100	$9,555,360	100

NOTES:

(1)	Consist of fees related to audits in connection with registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements and consultations related to accounting matters impacting the consolidated financial statements.
(2)	Consist mainly of pension plan audits, audits and reviews of subsidiaries’ financial statements for statuatory or regulatory reporting, French translation of certain filings with regulatory authorities and other specified audit procedures engagements.
(3)	Consist of fees for tax consultation and compliance services, including indirect taxes.
(4)	Consist mainly of fees for operational advisory and risk management services.

For the year ended December 31, 2013, none of the Company’s audit-related fees, tax fees or all other fees described in the table above made use of the de minimis exception to pre-approval provisions contained in Rule 2-01 (c)(7)(i)(C) of U.S. Securities and Exchange Commission Regulation S-X or Section 2.4 of the Canadian Securities Administrators’ National Instrument 52-110 (Audit Committees).

The following is the pre-approval process:

1.	Annually the Company will provide the Audit Committee with a list of the audit-related and non-audit services that may be provided by the auditor during the year to the Company. The Audit Committee will review the services with the auditor and management, considering whether the provision of the service is compatible with maintaining the auditor’s independence.

2.	Management may engage the auditor for specific engagements that are included in the list of pre-approved services referred to above if the estimated fees do not exceed $500,000 per engagement per quarter.

3.	The Audit Committee delegates authority to the Chairman of the Audit Committee to approve requests for services not included in the pre-approved list of services or for services not previously pre-approved by the Audit Committee. Any services approved by the Chairman will be reported to the full Audit Committee at the next meeting.

4.	A listing of all audit and non-audit services and fees rendered to the Company and its subsidiaries by KPMG LLP will be reviewed each quarter by the Audit Committee.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than those described under the heading Off-Balance Sheet Arrangements on page 66 of Exhibit 99.2: Management’s Discussion and Analysis, which is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading Commitments and Other Contractual Obligations on page 66 of Exhibit 99.2: Management’s Discussion and Analysis, which is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

Our Board of Directors has established an Audit Committee. The Audit Committee consists of four directors: Birchall, Burch, Clappison and MacDonald, who are appointed annually by our Board of Directors. Further disclosure is provided under Item 17.2 — Composition of the Audit Committee of the Company’s Annual Information Form, attached as Exhibit 99.1 and incorporated by reference herein.

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

Registrant: Rogers Communications Inc.

By:	“Jonathan Guy Laurence”	“Anthony Staffieri”
	Jonathan Guy Laurence	Anthony Staffieri, FCPA, FCA
	Director and President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

Date: February 14, 2014

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002†

99.1	Annual Information Form for the fiscal year ended December 31, 2013

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2013, and annual audited consolidated financial statements filed with the Securities and Exchange Commission (“SEC”) under cover of a Form 6-K dated February 14, 2014.

†	This exhibit shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference on any filling under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any filings.