Form 40-F
period 2014-12-31
ROGERS COMMUNICATIONS INC
filed 2015-02-13
CIK 733099

OMB APPROVAL
OMB Number:	3235-0381
Expires:	April 30, 2015
Estimated average burden
hours per response	429.93

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

112,448,000 Class A Voting shares; 402,297,667 Class B Non-Voting shares.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒                                   No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files)

Yes  ☐        82-                     No  ☐

DISCLOSURE CONTROLS AND PROCEDURES

The disclosure provided in Management’s Discussion and Analysis under the heading Disclosure Controls and Procedures on page 73 of Exhibit 99.2: Management’s Discussion and Analysis and annual audited consolidated financial statements, together with the reports of independent registered accounting firm, is incorporated by reference herein.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The disclosure provided in Management’s Discussion and Analysis under the heading Management’s Report on Internal Control over Financial Reporting on page 73 of Exhibit 99.2: Management’s Discussion and Analysis and annual audited consolidated financial statements, together with the reports of independent registered accounting firm, is incorporated by reference herein.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The Report of Independent Registered Public Accounting Firm on the Company’s internal control over financial reporting as of December 31, 2014 in Exhibit 99.2: Management’s Discussion and Analysis and annual audited consolidated financial statements, together with the reports of independent registered accounting firm, is incorporated by reference herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The disclosure provided in Management’s Discussion and Analysis under the heading Changes in Internal Control over Financial Reporting and Disclosure Controls and Procedures on page 73 of Exhibit 99.2: Management’s Discussion and Analysis and annual audited consolidated financial statements, together with the reports of independent registered accounting firm, is incorporated by reference herein.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of Rogers Communications Inc. has determined that the Company has at least two “audit committee financial experts” (as defined in paragraph 8(b) of General Instruction B of Form 40-F) serving on its Audit Committee. The audit committee financial experts are C. William D. Birchall and John H. Clappison. Mr. Birchall has been determined by the Board to be an independent director as such term is defined under the Canadian Securities Administrators’ National Instrument 52-110 (Audit Committees) and the standards of the U.S. Securities and Exchange Commission and the New York Stock Exchange relating to the independence of audit committee members. Mr. Clappison’s son-in-law is a partner at KPMG LLP, the auditors of the Company, and therefore Mr. Clappison is deemed to be a non-independent director under the New York Stock Exchange Listing Standards. However, Mr. Clappison’s son-in-law has no involvement in the audit of the Company and Mr. Clappison has been determined by the Board to be an independent director as such term is defined under National Instrument 52-110, which is the Canadian corporate governance rule that applies to the Company. Under the rules of the U.S. Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States), such relationship does not impair the independence of KPMG LLP. The Board’s designation of Mr. Birchall and Mr. Clappison as audit committee financial experts does not impose on them any duties, obligations or liability that are greater than the duties, obligations and liability imposed on them as a members of the Audit Committee and Board of Directors in the absence of such designation or identification. In addition, the designation of Mr. Birchall and Mr. Clappison as “audit committee financial experts” does not affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors. See also Item 17 – Audit Committee on page 27 of the Company’s Annual Information Form, attached as Exhibit 99.1 and incorporated by reference herein.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services rendered by KPMG LLP to the Company for the audit of the Company’s annual financial statements for 2014 and 2013, and fees billed for other services rendered by KPMG LLP, during the period from January 1, 2013 to December 31, 2014.

Auditors’ Fees	2014		2013
	($)%		($)%
Audit Fees(1)	$5,453,800	77.8	$5,914,250	65.3
Audit-Related Fees(2)	695,365	9.9	751,829	8.5
Tax Fees(3)	381,350	5.5	1,418,628	15.6
All Other Fees(4)	476,264	6.8	957,571	10.6
Total	$7,006,779	100	$9,042,278	100

NOTES:

(1)	Consist of fees related to audits, prospectus, registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements and consultations related to accounting matters impacting the consolidated financial statements.
(2)	Consist mainly of pension plan audits, audits and reviews of subsidiaries’ financial statements for statuatory or regulatory reporting, French translation of certain filings with regulatory authorities and other assurance engagements.
(3)	Consist of fees for tax consultation and compliance services, including indirect taxes.
(4)	Consist mainly of fees for operational advisory and risk management services.

For the year ended December 31, 2014, none of the Company’s audit-related fees, tax fees or all other fees described in the table above made use of the de minimis exception to pre-approval provisions contained in Rule 2-01 (c)(7)(i)(C) of U.S. Securities and Exchange Commission Regulation S-X or Section 2.4 of the Canadian Securities Administrators’ National Instrument 52-110 (Audit Committees).

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

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than those described in Management’s Discussion and Analysis under the heading Off-Balance Sheet Arrangements on page 64 of Exhibit 99.2: Management’s

Discussion and Analysis and annual audited consolidated financial statements, together with the reports of independent registered accounting firm, which is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided in Management’s Discussion and Analysis under the heading Commitments and Other Contractual Obligations on page 63 of Exhibit 99.2: Management’s Discussion and Analysis and annual audited consolidated financial statements, together with the reports of independent registered accounting firm, is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

Our Board of Directors has established an Audit Committee. The Audit Committee consists of four directors: Messrs. Birchall, Burch, Clappison and MacDonald, who are appointed annually by our Board of Directors. Further disclosure is provided under Item 17.2 — Composition of the Audit Committee of the Company’s Annual Information Form, attached as Exhibit 99.1 and incorporated by reference herein.

DISCLOSURE PURSUANT TO REQUIREMENTS OF THE NEW YORK STOCK EXCHANGE

The disclosure provided under the headings “Composition of the Board”, “Controlled Company Exemption”, “Foreign Private Issuer Status” and “Corporate Governance Practices” and “Ethical Business Conduct” beginning on pages 24-26 of the Company’s Annual Information Form, attached as Exhibit 99.1, is incorporated by reference herein.

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

Registrant: Rogers Communications Inc.

By:	“Jonathan Guy Laurence”	“Anthony Staffieri”
	Jonathan Guy Laurence	Anthony Staffieri, FCPA, FCA
	Director and President and Chief Executive Officer	Chief Financial Officer

Date: February 13, 2015

Subsidiary Guarantor/Co-Obligor: Rogers Communications Partnership

By:	“Graeme H. McPhail”	“Anthony Staffieri”
	Graeme H. McPhail	Anthony Staffieri, FCPA, FCA
	Senior Vice President, Legal &	Chief Financial Officer
Associate General Counsel

Date: February 13, 2015

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002†

99.1	Annual Information Form for the fiscal year ended December 31, 2014

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2014, and annual audited consolidated financial statements, together with the reports of independent registered public accounting firm, filed with the Securities and Exchange Commission (“SEC”) under cover of a Form 6-K dated February 13, 2015.

†	This exhibit shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference on any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any filings.