Form 40-F
period 2015-12-31
ROGERS COMMUNICATIONS INC
filed 2016-02-11
CIK 733099

OMB APPROVAL
OMB Number:	3235-0381
Expires:	September 30, 2018
Estimated average burden hours per response 429.93

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

112,438,692 Class A Voting shares; 402,307,976 Class B Non-Voting shares.

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

☐  Yes    82-        ☐  No

DISCLOSURE CONTROLS AND PROCEDURES

The disclosure provided in Management’s Discussion and Analysis under the heading Disclosure Controls and Procedures on page 75 of Exhibit 99.2: Management’s Discussion and Analysis and annual audited consolidated financial statements, together with the reports of independent registered accounting firm, is incorporated by reference herein.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The disclosure provided in Management’s Discussion and Analysis under the heading Management’s Report on Internal Control over Financial Reporting on page 75 of Exhibit 99.2: Management’s Discussion and Analysis and annual audited consolidated financial statements, together with the reports of independent registered accounting firm, is incorporated by reference herein.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The Report of Independent Registered Public Accounting Firm on the Company’s internal control over financial reporting as of December 31, 2015 on page 91 of Exhibit 99.2: Management’s Discussion and Analysis and annual audited consolidated financial statements, together with the reports of independent registered accounting firm, is incorporated by reference herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The disclosure provided in Management’s Discussion and Analysis under the heading Changes in Internal Control over Financial Reporting and Disclosure Controls and Procedures on page 75 of Exhibit 99.2: Management’s Discussion and Analysis and annual audited consolidated financial statements, together with the reports of independent registered accounting firm, is incorporated by reference herein.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of Rogers Communications Inc. has determined that the Company has at least two “audit committee financial experts” (as defined in paragraph 8(b) of General Instruction B of Form 40-F) serving on its Audit and Risk Committee. The “audit committee financial experts” are C. William D. Birchall and John H. Clappison. Mr. Birchall has been determined by the Board to be an independent director as such term is defined under the Canadian Securities Administrators’ National Instrument 52-110 (Audit Committees) and the standards of the U.S. Securities and Exchange Commission and the New York Stock Exchange relating to the independence of audit committee members. Mr. Clappison’s son-in-law is a partner at KPMG LLP, the auditors of the Company, and therefore Mr. Clappison is deemed to be a non-independent director under the New York Stock Exchange Listing Standards. However, Mr. Clappison’s son-in-law has no involvement in the audit of the Company and Mr. Clappison has been determined by the Board to be an independent director as such term is defined under National Instrument 52-110, which is the Canadian corporate governance rule that applies to the Company. Under the rules of the U.S. Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States), such relationship does not impair the independence of KPMG LLP. The Board’s designation of Mr. Birchall and Mr. Clappison as audit committee financial experts does not impose on them any duties, obligations or liability that are greater than the duties, obligations and liability imposed on them as a members of the Audit and Risk Committee and Board of Directors in the absence of such designation or identification. In addition, the designation of Mr. Birchall and Mr. Clappison as “audit committee financial experts” does not affect the duties, obligations or liability of any other member of the Audit and Risk Committee or Board of Directors. See also Item 17 – Audit and Risk Committee on page 33 of the Company’s Annual Information Form, attached as Exhibit 99.1 and incorporated by reference herein.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services rendered by KPMG LLP to the Company for the audit of the Company’s annual financial statements for 2015 and 2014, and fees billed for other services rendered by KPMG LLP, during the period from January 1, 2014 to December 31, 2015.

Auditors’ Fees	2015		2014
	($)%		($)%
Audit Fees(1)	$5,357,800	81.1	$5,453,800	77.8
Audit-Related Fees(2)	1,058,533	16.0	695,365	9.9
Tax Fees(3)	191,407	2.9	381,350	5.5
All Other Fees(4)	—	—	476,264	6.8

Total	$6,607,740	100.0	$7,006,779	100.0

NOTES:

(1)

Consist of fees related to audits, prospectus, registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements and consultations related to accounting matters impacting the consolidated financial statements.

(2)

Consist primarily of pension plan audits, audits and reviews of subsidiaries for statutory or regulatory reporting, French translation of certain filings with regulatory authorities, other assurance engagements, due diligence services in respect of potential acquisitions, and consultations regarding accounting standards not yet effective.

(3)	Consist of fees for tax consultation and compliance services, including indirect taxes.
(4)	Consist mainly of fees for operational advisory and risk management services.

For the year ended December 31, 2015, none of the Company’s audit-related fees, tax fees or all other fees described in the table above made use of the de minimis exception to pre-approval provisions contained in Rule 2-01 (c)(7)(i)(C) of U.S. Securities and Exchange Commission Regulation S-X or Section 2.4 of the Canadian Securities Administrators’ National Instrument 52-110 (Audit Committees).

The following is the pre-approval process:

1.

Annually the Company will provide the Audit and Risk Committee with a list of the audit-related and non-audit services that may be provided by the auditor during the year to the Company. The Audit and Risk Committee will review the services with the auditor and management, considering whether the provision of the service is compatible with maintaining the auditor’s independence.

2.

Management may engage the auditor for specific engagements that are included in the list of pre-approved services referred to above if the estimated fees do not exceed $500,000 per engagement per quarter.

3.

The Audit and Risk Committee delegates authority to the Chairman of the Audit and Risk Committee to approve requests for services not included in the pre-approved list of services or for services not previously pre-approved by the Audit and Risk Committee. Any services approved by the Chairman will be reported to the full Audit and Risk Committee at the next meeting.

4.	A listing of all audit and non-audit services and fees rendered to the Company and its subsidiaries by KPMG LLP will be reviewed each quarter by the Audit and Risk Committee.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than those described in Management’s Discussion and Analysis under the heading Off-Balance Sheet Arrangements on page 65 of Exhibit 99.2: Management’s Discussion and Analysis and annual audited consolidated financial statements, together with the reports of independent registered accounting firm, which is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided in Management’s Discussion and Analysis under the heading Commitments and Other Contractual Obligations on page 65 of Exhibit 99.2: Management’s Discussion and Analysis and annual audited consolidated financial statements, together with the reports of independent registered accounting firm, is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT AND RISK COMMITTEE

Our Board of Directors has established an Audit and Risk Committee. The Audit and Risk Committee consists of four directors: Messrs. Birchall, Burch, Clappison and MacDonald, who are appointed annually by our Board of Directors. Further disclosure is provided under Item 17.2 — Composition of the Audit and Risk Committee of the Company’s Annual Information Form, attached as Exhibit 99.1 and incorporated by reference herein.

DISCLOSURE PURSUANT TO REQUIREMENTS OF THE NEW YORK STOCK EXCHANGE

The disclosure provided under the headings “Composition of the Board”, “Controlled Company Exemption”, “Foreign Private Issuer Status”, “Corporate Governance Practices” and “Ethical Business Conduct” beginning on page 30 of the Company’s Annual Information Form, attached as Exhibit 99.1, is incorporated by reference herein.

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

Registrant: Rogers Communications Inc.

By:	“Jonathan Guy Laurence”	“Anthony Staffieri”
	Jonathan Guy Laurence	Anthony Staffieri, FCPA, FCA
	Director and President and Chief Executive Officer	Chief Financial Officer

Date: February 11, 2016

Subsidiary Guarantor/Co-Obligor: Rogers Communications Canada Inc.

By:	“Anthony Staffieri”	“Paulina Molnar”
	Anthony Staffieri, FCPA, FCA	Paulina Molnar, CPA, CA
	Chief Financial Officer	Senior Vice-President, Controller

Date: February 11, 2016

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002†

99.1	Annual Information Form for the fiscal year ended December 31, 2015

99.2

Management’s Discussion and Analysis for the fiscal year ended December 31, 2015, and annual audited consolidated financial statements, together with the reports of independent registered public accounting firm, filed with the Securities and Exchange Commission (“SEC”) under cover of a Form 6-K dated February 11, 2016.

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