Form 40-F
period 2017-12-31
ROGERS COMMUNICATIONS INC
filed 2018-03-08
CIK 733099

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
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

SEC 2285 (04-17)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Class B Non-Voting Shares
(Title of Class)
For annual reports, indicate by check mark the information filed with this Form:
☒  Annual information form               ☒  Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
112,407,192 Class A Voting shares; 402,403,433 Class B Non-Voting shares.
Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
☐  Yes               ☒  No
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
☒  Yes               ☐  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.
☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

DISCLOSURE CONTROLS AND PROCEDURES
The disclosure provided in Management’s Discussion and Analysis under the heading Disclosure Controls and Procedures on page 78 of Exhibit 99.2: Management’s Discussion and Analysis, is incorporated by reference herein.
MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The disclosure provided in Management’s Discussion and Analysis under the heading Management’s Report on Internal Control over Financial Reporting on page 79 of Exhibit 99.2: Management’s Discussion and Analysis, is incorporated by reference herein.
ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
The Report of Independent Registered Public Accounting Firm on the Company’s internal control over financial reporting as of December 31, 2017 on page 3 of Exhibit 99.3: Annual Audited Consolidated Financial Statements is incorporated by reference herein.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
The disclosure provided in Management’s Discussion and Analysis under the heading Changes in Internal Control over Financial Reporting and Disclosure Controls and Procedures on page 79 of Exhibit 99.2: Management’s Discussion and Analysis, is incorporated by reference herein.

AUDIT COMMITTEE FINANCIAL EXPERT
The Board of Directors of Rogers Communications Inc. has determined that the Company has at least one “audit committee financial expert” (as defined in paragraph 8(b) of General Instruction B of Form 40-F) serving on its Audit and Risk Committee. The audit committee financial expert is John H. Clappison. Mr. Clappison has been determined by the Board to be an independent director as such term is defined under the Canadian Securities Administrators’ National Instrument 52-110 (Audit Committees), which is the Canadian corporate governance rule that applies to the Company. Under the standards of the U.S. Securities and Exchange Commission and the New York Stock Exchange relating to the independence of audit committee members Mr. Clappison is deemed to be a non-independent director as his son-in-law is a partner at KPMG LLP, the auditors of the Company. Mr. Clappison’s son-in-law has no involvement in the audit of the Company. Under the rules of the U.S. Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States), such relationship does not impair the independence of KPMG LLP. The Board’s designation of Mr. Clappison as audit committee financial expert does not impose on him any duties, obligations or liability that are greater than the duties, obligations and liability imposed on him as a member of the Audit and Risk Committee and Board of Directors in the absence of such designation or identification. In addition, the designation of Mr. Clappison as “audit committee financial expert” does not affect the duties, obligations or liability of any other member of the Audit and Risk Committee or Board of Directors. See also Item 17 - Audit and Risk Committee on page 27 of the Company’s Annual Information Form, attached as Exhibit 99.1 and incorporated by reference herein.
CODE OF CONDUCT AND ETHICS
The Company has adopted a Directors Code of Conduct and Ethics that applies to all directors and Business Conduct Policy that apply to all directors, officers and employees (the Codes). The Codes have been posted on the Rogers website under the Corporate Governance section at investors.rogers.com. A copy of the Codes will also be provided upon request to Investor Relations, 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table presents fees for professional services rendered by KPMG LLP to the Company for the audit of the Company’s annual financial statements for 2017 and 2016, and fees billed for other services rendered by KPMG LLP, during the period from January 1, 2016 to December 31, 2017.

Auditors’ Fees	2017		2016
	($)%		($)%
Audit Fees(1)	5,999,395	83.4%	5,337,800	76.2
Audit-Related Fees(2)	1,105,826	15.4%	996,420	14.2
Tax Fees(3)	78,352	1.1%	83,110	1.2
All Other Fees(4)	8,694	0.1%	590,107	8.4
Total	7,192,267	100.0%	7,007,437	100.0

NOTES:

(1)
Consist of fees related to audits, prospectuses, registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements, audit procedures on new accounting standards not yet effective, and consultations related to accounting matters impacting the consolidated financial statements.

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
For the year ended December 31, 2017, none of the Company’s audit-related fees, tax fees or all other fees described in the table above made use of the de minimis exception to pre-approval provisions contained in Rule 2-01 (c)(7)(i)(C) of U.S. Securities and Exchange Commission Regulation S-X or Section 2.4 of the Canadian Securities Administrators’ National Instrument 52-110 (Audit Committees).

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
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements other than those described in Management’s Discussion and Analysis under the heading Off-Balance Sheet Arrangements on page 68 of Exhibit 99.2: Management’s Discussion and Analysis, which is incorporated by reference herein.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The information provided in Management’s Discussion and Analysis under the heading Commitments and Contractual Obligations on page 68 of Exhibit 99.2: Management’s Discussion and Analysis, is incorporated by reference herein.
IDENTIFICATION OF THE AUDIT AND RISK COMMITTEE
Our Board of Directors has established an Audit and Risk Committee. The Audit and Risk Committee consists of four directors: Messrs. Burgess, Clappison, Gemmell and MacDonald, who are appointed annually by our Board of Directors. Further disclosure is provided under Item 17.2 — Composition of the Audit and Risk Committee of the Company’s Annual Information Form, attached as Exhibit 99.1 and incorporated by reference herein.
DISCLOSURE PURSUANT TO REQUIREMENTS OF THE NEW YORK STOCK EXCHANGE
The disclosure provided under the headings “Composition of the Board”, “Controlled Company Exemption”, “Foreign Private Issuer Status”, “Corporate Governance Practices” and “Ethical Business Conduct” beginning on page 24 of the Company’s Annual Information Form, attached as Exhibit 99.1, is incorporated by reference herein.

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
Registrant: Rogers Communications Inc.

By:	"Joe Natale"	"Anthony Staffieri"
	Joe Natale	Anthony Staffieri, FCPA, FCA
	President and Chief Executive Officer	Chief Financial Officer
Date: March 8th, 2018
Subsidiary Guarantor/Co-Obligor: Rogers Communications Canada Inc.

By:	"Joe Natale"	"Anthony Staffieri"
	Joe Natale	Anthony Staffieri, FCPA, FCA
	President and Chief Executive Officer	Chief Financial Officer
Date: March 8th, 2018

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 †

99.1	Annual Information Form for the fiscal year ended December 31, 2017

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2017, filed with the Securities and Exchange Commission (“SEC”) under cover of a Form 6-K dated March 8, 2018

99.3	Annual Audited Consolidated Financial Statements, together with the reports of independent registered public accounting firm, for the fiscal year ended December 31, 2017

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

