Form 40-F
period 2019-12-31
ROGERS COMMUNICATIONS INC
filed 2020-03-06
CIK 733099

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
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
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading symbol	Name of each exchange on which registered
Class B Non-Voting	RCI	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act.
Not Applicable
(Title of Class)

SEC 2285 (05-19)

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
111,154,811 Class A Voting shares; 393,770,507 Class B Non-Voting shares.
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
ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
The Report of Independent Registered Public Accounting Firm on the Company’s internal control over financial reporting as of December 31, 2019 on page 4 of Exhibit 99.3: Annual Audited Consolidated Financial Statements is incorporated by reference herein.
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
CODE OF CONDUCT AND ETHICS AND BUSINESS CONDUCT POLICY
The Company has adopted a Directors Code of Conduct and Ethics that applies to all directors and Business Conduct Policy that apply to all directors, officers (including the principal executive officer, principal financial officer, and principal accounting officer), and employees (the Codes). The Codes have been posted on the Rogers website under the Corporate Governance section at investors.rogers.com. A copy of the Codes will also be provided upon request to Investor Relations, 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table presents fees for professional services rendered by KPMG LLP to the Company for the audit of the Company’s annual financial statements for 2019 and 2018, and fees billed for other services rendered by KPMG LLP, during the period from January 1, 2018 to December 31, 2019.

Auditors’ Fees	2019		2018
	($)%		($)%
Audit Fees(1)	6,042,150	88.2	6,324,754	87.9
Audit-Related Fees(2)	692,753	10.1	797,575	11.1
Tax Fees(3)	114,322	1.7	71,606	1.0
Total	6,849,225	100.0	7,193,935	100.0

NOTES:

(1)
Consists of fees related to audits of annual financial statements, involvement with registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements, audit procedures on new accounting standards not yet effective, audits and reviews of subsidiaries for statutory or regulatory reporting, and consultations related to accounting matters impacting the consolidated financial statements.

(2)
Consist primarily of pension plan audits, French translation of certain filings with regulatory authorities, other assurance engagements, due diligence services in respect of potential acquisitions and divestitures, and consultations regarding accounting standards not yet effective.

(3)	Consist of fees for tax consultation and compliance services, including indirect taxes.
For the year ended December 31, 2019, none of the Company’s audit-related fees, tax fees or all other fees described in the table above made use of the de minimis exception to pre-approval provisions contained in Rule 2-01 (c)(7)(i)(C) of U.S. Securities and Exchange Commission Regulation S-X or Section 2.4 of the Canadian Securities Administrators’ National Instrument 52-110 (Audit Committees).

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

3.
The Audit and Risk Committee delegates authority to the Chair of the Audit and Risk Committee to approve requests for services not included in the pre-approved list of services or for services not previously pre-approved by the Audit and Risk Committee. Any services approved by the Chair will be reported to the full Audit and Risk Committee at the next meeting.

4.	A listing of all audit and non-audit services and fees rendered to the Company and its subsidiaries by KPMG LLP will be reviewed each quarter by the Audit and Risk Committee.
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements other than those described in Management’s Discussion and Analysis under the heading Off-Balance Sheet Arrangements on page 61 of Exhibit 99.2: Management’s Discussion and Analysis, which is incorporated by reference herein.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The information provided in Management’s Discussion and Analysis under the heading Commitments and Contractual Obligations on page 61 of Exhibit 99.2: Management’s Discussion and Analysis, is incorporated by reference herein.
IDENTIFICATION OF THE AUDIT AND RISK COMMITTEE
Our Board of Directors has established an Audit and Risk Committee. The Audit and Risk Committee consists of three directors: Messrs. Clappison, Gemmell, and MacDonald, who are appointed annually by our Board of Directors. Further disclosure is provided under Item 17.2 — Composition of the Audit and Risk Committee of the Company’s Annual Information Form, attached as Exhibit 99.1 and incorporated by reference herein.
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
Registrant: Rogers Communications Inc.

By:	"Joe Natale"	"Anthony Staffieri"
	Joe Natale	Anthony Staffieri, FCPA, FCA
	President and Chief Executive Officer	Chief Financial Officer
Date: March 5, 2020
Subsidiary Guarantor/Co-Obligor: Rogers Communications Canada Inc.

By:	"Joe Natale"	"Anthony Staffieri"
	Joe Natale	Anthony Staffieri, FCPA, FCA
	President and Chief Executive Officer	Chief Financial Officer
Date: March 5, 2020

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 †

99.1	Annual Information Form for the fiscal year ended December 31, 2019

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2019, filed with the Securities and Exchange Commission (“SEC”) under cover of a Form 6-K dated March 5, 2020

99.3	Annual Audited Consolidated Financial Statements, together with the reports of independent registered public accounting firm, for the fiscal year ended December 31, 2019

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

