Form 40-F
period 2020-12-31
ROGERS COMMUNICATIONS INC
filed 2021-03-05
CIK 733099

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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

SEC 2285 (04-20)

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
☒

DISCLOSURE CONTROLS AND PROCEDURES
The disclosure provided in Management’s Discussion and Analysis under the heading Disclosure Controls and Procedures on page 77 of Exhibit 99.2: Management’s Discussion and Analysis, is incorporated by reference herein.
MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The disclosure provided in Management’s Discussion and Analysis under the heading Management’s Report on Internal Control over Financial Reporting on page 77 of Exhibit 99.2: Management’s Discussion and Analysis, is incorporated by reference herein.
ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
The Report of Independent Registered Public Accounting Firm on the Company’s internal control over financial reporting as of December 31, 2020 on page 4 of Exhibit 99.3: Annual Audited Consolidated Financial Statements is incorporated by reference herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
The disclosure provided in Management’s Discussion and Analysis under the heading Changes in Internal Control over Financial Reporting and Disclosure Controls and Procedures on page 77 of Exhibit 99.2: Management’s Discussion and Analysis, is incorporated by reference herein.
AUDIT COMMITTEE FINANCIAL EXPERT
The Board of Directors of Rogers Communications Inc. has determined that the Company has at least one “audit committee financial expert” (as defined in paragraph 8(b) of General Instruction B of Form 40-F) serving on its Audit and Risk Committee. The audit committee financial expert is Ellis Jacob. Mr. Jacob was appointed to the Audit and Risk Committee on April 22, 2020.

Mr. Jacob has been determined by the Board to be an independent director as such term is defined under the Canadian Securities Administrators’ National Instrument 52-110 (Audit Committees), which is the Canadian corporate governance rule that applies to the Company, and under the standards of the U.S. Securities and Exchange Commission and the New York Stock Exchange relating to the independence of audit committee members. The Board’s designation of Mr. Jacob as an audit committee financial expert does not impose on him any duties, obligations or liability that are greater than the duties, obligations and liability imposed on him as a member of the Audit and Risk Committee and Board of Directors in the absence of such designation or identification. In addition, the designation of Mr. Jacob as an “audit committee financial expert” does not affect the duties, obligations or liability of any other member of the Audit and Risk Committee or Board of Directors. See also Item 17 - Audit and Risk Committee on page 28 of the Company’s Annual Information Form, attached as Exhibit 99.1 and incorporated by reference herein.

During 2020 and until his resignation on January 28, 2021, John H. Clappison was a member of the Audit and Risk Committee and was also determined by the Board to be an audit committee financial expert. Mr. Clappison had been determined by the Board to be an independent director as such term is defined under the Canadian Securities Administrators’ National Instrument 52-110 (Audit Committees). Under the standards of the U.S. Securities and Exchange Commission and the New York Stock Exchange relating to the independence of audit committee members Mr. Clappison was deemed to be a non-independent director as his son-in-law is a partner at KPMG LLP, the auditors of the Company. Mr. Clappison’s son-in-law had no involvement in the audit of the Company. Under the rules of the U.S. Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States), such relationship does not impair the independence of KPMG LLP.
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
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table presents fees for professional services rendered by KPMG LLP to the Company for the audit of the Company’s annual financial statements for 2020 and 2019, and fees billed for other services rendered by KPMG LLP, during the period from January 1, 2019 to December 31, 2020.

Auditors’ Fees	2020		2019
	($)	%	($)	%
Audit Fees(1)	6,046,150	86.7	6,042,150	88.2
Audit-Related Fees(2)	676,671	9.7	692,753	10.1
Tax Fees(3)	248,150	3.6	114,322	1.7
Total	6,970,971	100.0	6,849,225	100.0

NOTES:
(1)Consists of fees related to audits of annual financial statements, involvement with registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements, audit procedures on new accounting standards not yet effective, audits and reviews of subsidiaries for statutory or regulatory reporting, and consultations related to accounting matters impacting the consolidated financial statements.

(2)Consist primarily of pension plan audits, French translation of certain filings with regulatory authorities, other assurance engagements, and due diligence services in respect of potential acquisitions and divestitures.
(3)Consist of fees for tax consultation and compliance services, including indirect taxes.
For the year ended December 31, 2020, none of the Company’s audit-related fees, tax fees or all other fees described in the table above made use of the de minimis exception to pre-approval provisions contained in Rule 2-01 (c)(7)(i)(C) of U.S. Securities and Exchange Commission Regulation S-X or Section 2.4 of the Canadian Securities Administrators’ National Instrument 52-110 (Audit Committees).
The following is the pre-approval process:
1.Annually, the Company will provide the Audit and Risk Committee with a list of the audit-related and non-audit services that may be provided by the auditor during the year to the Company. The Audit and Risk Committee will review the services with the auditor and management, considering whether the provision of the service is compatible with maintaining the auditor’s independence.
2.Management may engage the auditor for specific engagements that are included in the list of pre-approved services referred to above if the estimated fees do not exceed $500,000 per engagement per quarter.
3.The Audit and Risk Committee delegates authority to the Chair of the Audit and Risk Committee to approve requests for services not included in the pre-approved list of services or for services not previously pre-approved by the Audit and Risk Committee. Any services approved by the Chair will be reported to the full Audit and Risk Committee at the next meeting.
4.A listing of all audit and non-audit services and fees rendered to the Company and its subsidiaries by KPMG LLP will be reviewed each quarter by the Audit and Risk Committee.
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements other than those described in Management’s Discussion and Analysis under the heading Off-Balance Sheet Arrangements on page 65 of Exhibit 99.2: Management’s Discussion and Analysis, which is incorporated by reference herein.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The information provided in Management’s Discussion and Analysis under the heading Commitments and Contractual Obligations on page 65 of Exhibit 99.2: Management’s Discussion and Analysis, is incorporated by reference herein.
IDENTIFICATION OF THE AUDIT AND RISK COMMITTEE
Our Board of Directors has established an Audit and Risk Committee. The Audit and Risk Committee consists of three directors: Messrs. Gemmell, Jacob, and MacDonald, who are appointed annually by our Board of Directors. Further disclosure is provided under Item 17.2 — Composition of the Audit and Risk Committee of the Company’s Annual Information Form, attached as Exhibit 99.1 and incorporated by reference herein.
DISCLOSURE PURSUANT TO REQUIREMENTS OF THE NEW YORK STOCK EXCHANGE
The disclosure provided under the headings “Composition of the Board”, “Controlled Company Exemption”, “Foreign Private Issuer Status”, “Corporate Governance Practices” and “Conflicts of Interest” beginning on page 24 of the Company’s Annual Information Form, attached as Exhibit 99.1, is incorporated by reference herein.

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
Registrant: Rogers Communications Inc.

By:	"Joe Natale"	"Anthony Staffieri"
	Joe Natale	Anthony Staffieri, FCPA, FCA
	President and Chief Executive Officer	Chief Financial Officer
Date: March 4, 2021
Subsidiary Guarantor/Co-Obligor: Rogers Communications Canada Inc.

By:	"Joe Natale"	"Anthony Staffieri"
	Joe Natale	Anthony Staffieri, FCPA, FCA
	President and Chief Executive Officer	Chief Financial Officer
Date: March 4, 2021

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 †

99.1	Annual Information Form for the fiscal year ended December 31, 2020

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2020, filed with the Securities and Exchange Commission (“SEC”) under cover of a Form 6-K dated March 4, 2021

99.3	Annual Audited Consolidated Financial Statements, together with the reports of independent registered public accounting firm, for the fiscal year ended December 31, 2020

†	This exhibit shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference on any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any filings.

