Form 40-F
period 2021-12-31
ROGERS COMMUNICATIONS INC
filed 2022-03-04
CIK 733099

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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

SEC 2285 (05-21)

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
111,153,411 Class A Voting shares; 393,771,907 Class B Non-Voting shares.
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
☒

DISCLOSURE CONTROLS AND PROCEDURES
The disclosure provided in Management’s Discussion and Analysis under the heading Disclosure Controls and Procedures on page 69 of Exhibit 99.2: Management’s Discussion and Analysis, is incorporated by reference herein.
MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The disclosure provided in Management’s Discussion and Analysis under the heading Management’s Report on Internal Control over Financial Reporting on page 69 of Exhibit 99.2: Management’s Discussion and Analysis, is incorporated by reference herein.
ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
The Report of Independent Registered Public Accounting Firm on the Company’s internal control over financial reporting as of December 31, 2021 on page 4 of Exhibit 99.3: Annual Audited Consolidated Financial Statements is incorporated by reference herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
The disclosure provided in Management’s Discussion and Analysis under the heading Changes in Internal Control over Financial Reporting and Disclosure Controls and Procedures on page 69 of Exhibit 99.2: Management’s Discussion and Analysis, is incorporated by reference herein.
AUDIT COMMITTEE FINANCIAL EXPERT
The Board of Directors of Rogers Communications Inc. has determined that the Company has at least one “audit committee financial expert” (as defined in paragraph 8(b) of General Instruction B of Form 40-F) serving on its Audit and Risk Committee. The audit committee financial expert is Robert J. Gemmell.

Mr. Gemmell has been determined by the Board to be an independent director as such term is defined under the Canadian Securities Administrators’ National Instrument 52-110 (Audit Committees), which is the Canadian corporate governance rule that applies to the Company, and under the standards of the U.S. Securities and Exchange Commission and the New York Stock Exchange relating to the independence of audit committee members. The Board’s designation of Mr. Gemmell as an audit committee financial expert does not impose on him any duties, obligations or liability that are greater than the duties, obligations and liability imposed on him as a member of the Audit and Risk Committee and Board of Directors in the absence of such designation or identification. In addition, the designation of Mr. Gemmell as an “audit committee financial expert” does not affect the duties, obligations or liability of any other member of the Audit and Risk Committee or Board of Directors. See also Item 17 - Audit and Risk Committee on page 29 of the Company’s Annual Information Form, attached as Exhibit 99.1 and incorporated by reference herein.
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
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our independent registered public accounting firm is KPMG LLP, Toronto, ON, Canada, Auditor Firm ID: 85. The following table presents fees for professional services rendered by KPMG LLP to the Company for the audit of the Company’s annual financial statements for 2021 and 2020, and fees billed for other services rendered by KPMG LLP, during the period from January 1, 2020 to December 31, 2021.

Auditors’ Fees	2021		2020
	($)	%	($)	%
Audit Fees(1)	6,353,314	86.1	6,046,150	86.7
Audit-Related Fees(2)	669,550	9.1	676,671	9.7
Tax Fees(3)	181,279	2.5	248,150	3.6
All Other Fees(4)	174,200	2.3	—	—
Total	7,378,343	100.0	6,970,971	100.0

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
(4)Consists of fees for advisory services related to the proposed acquisition of Shaw Communications Inc.
For the year ended December 31, 2021, none of the Company’s audit-related fees, tax fees or all other fees described in the table above made use of the de minimis exception to pre-approval provisions contained in Rule 2-01 (c)(7)(i)(C) of U.S. Securities and Exchange Commission Regulation S-X or Section 2.4 of the Canadian Securities Administrators’ National Instrument 52-110 (Audit Committees).

The following is the pre-approval process:
1.Annually, the Company will provide the Audit and Risk Committee with a list of the audit-related and non-audit services that are anticipated to be provided by the auditor during the year to the Company for pre-approval. The Audit and Risk Committee will review the services with the auditor and management, considering whether the provision of the service is compatible with maintaining the auditor’s independence.
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
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements other than those described in Management’s Discussion and Analysis under the heading Off-Balance Sheet Arrangements on page 54 of Exhibit 99.2: Management’s Discussion and Analysis, which is incorporated by reference herein.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The information provided in Management’s Discussion and Analysis under the heading Commitments and Contractual Obligations on page 54 of Exhibit 99.2: Management’s Discussion and Analysis, is incorporated by reference herein.
IDENTIFICATION OF THE AUDIT AND RISK COMMITTEE
Our Board of Directors has established an Audit and Risk Committee. The Audit and Risk Committee consists of three directors: Messrs. Gemmell, Cockwell, and Fecan, who are appointed annually by our Board of Directors. Further disclosure is provided under Item 17.2 — Composition of the Audit and Risk Committee of the Company’s Annual Information Form, attached as Exhibit 99.1 and incorporated by reference herein.
DISCLOSURE PURSUANT TO REQUIREMENTS OF THE NEW YORK STOCK EXCHANGE
The disclosure provided under the headings “Composition of the Board”, “Controlled Company Exemption”, “Foreign Private Issuer Status”, “Corporate Governance Practices” and “Conflicts of Interest” beginning on page 25 of the Company’s Annual Information Form, attached as Exhibit 99.1, is incorporated by reference herein.

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
Registrant: Rogers Communications Inc.

By:	"Tony Staffieri"	"Glenn Brandt"
	Tony Staffieri	Glenn Brandt
	President and Chief Executive Officer	Chief Financial Officer
Date: March 3, 2022
Subsidiary Guarantor/Co-Obligor: Rogers Communications Canada Inc.

By:	"Tony Staffieri"	"Glenn Brandt"
	Tony Staffieri	Glenn Brandt
	President and Chief Executive Officer	Chief Financial Officer
Date: March 3, 2022

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 †

99.1	Annual Information Form for the fiscal year ended December 31, 2021

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission (“SEC”) under cover of a Form 6-K dated March 3, 2022

99.3	Annual Audited Consolidated Financial Statements, together with the reports of independent registered public accounting firm, for the fiscal year ended December 31, 2021

†	This exhibit shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference on any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any filings.

