Form 40-F
period 2024-12-31
ROGERS COMMUNICATIONS INC
filed 2025-03-06
CIK 733099

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
111,152,011 Class A Voting shares; 424,949,191 Class B Non-Voting shares.
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
ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
The Report of Independent Registered Public Accounting Firm on the Company’s internal control over financial reporting as of December 31, 2024 on page 2 of Exhibit 99.3: Annual Audited Consolidated Financial Statements is incorporated by reference herein.
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

Mr. Gemmell has been determined by the Board to be an independent director as such term is defined under the Canadian Securities Administrators’ National Instrument 52-110 (Audit Committees), which is the Canadian corporate governance rule that applies to the Company, and under the standards of the U.S. Securities and Exchange Commission and the New York Stock Exchange relating to the independence of audit committee members. The Board’s designation of Mr. Gemmell as an audit committee financial expert does not impose on him any duties, obligations or liability that are greater than the duties, obligations and liability imposed on him as a member of the Audit and Risk Committee and Board of Directors in the absence of such designation or identification. In addition, the designation of Mr. Gemmell as an “audit committee financial expert” does not affect the duties, obligations or liability of any other member of the Audit and Risk Committee or Board of Directors. See also Item 17 - Audit and Risk Committee on page 25 of the Company’s Annual Information Form, attached as Exhibit 99.1 and incorporated by reference herein.
CODE OF CONDUCT AND ETHICS AND BUSINESS CONDUCT POLICY
The Company has adopted a Directors Code of Conduct and Ethics that applies to all directors and a Business Conduct Policy that applies to all directors, officers (including the principal executive officer, principal financial officer, and principal accounting officer), and employees (the Codes). The Codes can be found and downloaded from investors.rogers.com. A copy of the Codes will also be provided upon request to Investor Relations, 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our independent registered public accounting firm is KPMG LLP, Toronto, ON, Canada, Auditor Firm ID: 85. The following table presents fees for professional services rendered by KPMG LLP to the Company for the audit of the Company’s annual financial statements for 2024 and 2023, and fees billed for other services rendered by KPMG LLP, during the period from January 1, 2023 to December 31, 2024.

Auditors’ Fees	2024		2023
	($)	%	($)	%
Audit Fees(1)	13,842,168	92.8	13,243,685	94.8
Audit-Related Fees(2)	869,910	5.8	597,740	4.3
Tax Fees(3)	211,777	1.4	131,866	0.9
Total	14,923,855	100.0	13,973,291	100.0

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
For the year ended December 31, 2024, none of the Company’s audit-related fees, tax fees or any other fees described in the table above made use of the de minimis exception to pre-approval provisions contained in Rule 2-01 (c)(7)(i)(C) of U.S. Securities and Exchange Commission Regulation S-X or Section 2.4 of the Canadian Securities Administrators’ National Instrument 52-110 (Audit Committees).
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
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements other than those described in Management’s Discussion and Analysis under the heading Off-Balance Sheet Arrangements on page 67 of Exhibit 99.2: Management’s Discussion and Analysis, which is incorporated by reference herein.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The information provided in Management’s Discussion and Analysis under the heading Commitments and Contractual Obligations on page 67 of Exhibit 99.2: Management’s Discussion and Analysis, is incorporated by reference herein.
IDENTIFICATION OF THE AUDIT AND RISK COMMITTEE
Our Board of Directors has established an Audit and Risk Committee. The Audit and Risk Committee consists of four directors: Messrs. Gemmell, English and Fecan, and Ms. Kazarian who are appointed annually by our Board of Directors. Further disclosure is provided under Item 17.2 — Composition of the Audit and Risk Committee of the Company’s Annual Information Form, attached as Exhibit 99.1 and incorporated by reference herein.
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
Registrant: Rogers Communications Inc.

By:	/s/ Tony Staffieri	/s/ Glenn Brandt
	Tony Staffieri	Glenn Brandt
	President and Chief Executive Officer	Chief Financial Officer
Date: March 6, 2025
Subsidiary Guarantor/Co-Obligor: Rogers Communications Canada Inc.

By:	/s/ Tony Staffieri	/s/ Glenn Brandt
	Tony Staffieri	Glenn Brandt
	President and Chief Executive Officer	Chief Financial Officer
Date: March 6, 2025

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 †

97.1	Compensation recovery policy of Rogers Communications Inc. (“RCI”) (incorporated by reference to Exhibit 97.1 to RCI’s Form 40-F (Commission File No. 001-10805) filed with the Securities and Exchange Commission (“SEC”) on March 5, 2024)

99.1	Annual Information Form for the fiscal year ended December 31, 2024

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2024 (incorporated by reference to Exhibit 99.1 to RCI’s Form 6-K (Commission File No. 001-10805) furnished with the SEC on March 6, 2025)

99.3	Annual Audited Consolidated Financial Statements, together with the reports of independent registered public accounting firm, for the fiscal year ended December 31, 2024

101	Inline Interactive Data File

104	Cover Page Interactive Data File (embedded within the Inline XBRL document in Exhibit 101)

†	This exhibit shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference on any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any filings.