Form 40-F
period 2025-12-31
ROGERS COMMUNICATIONS INC
filed 2026-03-06
CIK 733099

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 ("Exchange Act").

Title of each class	Trading symbol	Name of each exchange on which registered
Class B Non-Voting	RCI	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act.
Not Applicable
(Title of Class)

SEC 2285 (02-25)    1

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act.

Not Applicable
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:
☒  Annual information form               ☒  Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
111,152,011 Class A Voting shares; 429,073,267 Class B Non-Voting shares.
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
☒
If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
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
ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
The Report of Independent Registered Public Accounting Firm on the Company’s internal control over financial reporting as of December 31, 2025 on page 2 of Exhibit 99.3: Annual Audited Consolidated Financial Statements is incorporated by reference herein.
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
CODE OF CONDUCT AND ETHICS AND BUSINESS CONDUCT POLICY
The Company has adopted a Directors Code of Conduct and Ethics that applies to all directors and a Business Conduct Policy that applies to all directors, officers (including the principal executive officer, principal financial officer, and principal accounting officer), and employees (the Codes). The Codes can be found and downloaded from about.rogers.com/investor-relations. A copy of the Codes will also be provided upon request to Investor Relations, 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our independent registered public accounting firm is KPMG LLP, Toronto, ON, Canada, Auditor Firm ID: 85. The following table presents fees for professional services rendered by KPMG LLP to the Company for the audit of the Company’s annual financial statements for 2025 and 2024, and fees billed for other services rendered by KPMG LLP, during the period from January 1, 2024 to December 31, 2025.

Auditors’ Fees	2025		2024
	($)	%	($)	%
Audit Fees(1)	13,409,060	91.0	13,842,168	92.8
Audit-Related Fees(2)	1,119,570	7.6	869,910	5.8
Tax Fees(3)	201,415	1.4	211,777	1.4
Total	14,730,045	100.0	14,923,855	100.0

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
For the year ended December 31, 2025, none of the Company’s audit-related fees, tax fees or any other fees described in the table above made use of the de minimis exception to pre-approval provisions contained in Rule 2-01 (c)(7)(i)(C) of U.S. Securities and Exchange Commission Regulation S-X or Section 2.4 of the Canadian Securities Administrators’ National Instrument 52-110 (Audit Committees).
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
Registrant: Rogers Communications Inc.

By:	/s/ Tony Staffieri	/s/ Glenn Brandt
	Tony Staffieri	Glenn Brandt
	President and Chief Executive Officer	Chief Financial Officer
Date: March 6, 2026
Subsidiary Guarantor/Co-Obligor: Rogers Communications Canada Inc.

By:	/s/ Tony Staffieri	/s/ Glenn Brandt
	Tony Staffieri	Glenn Brandt
	President and Chief Executive Officer	Chief Financial Officer
Date: March 6, 2026

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 †

97.1	Compensation recovery policy of Rogers Communications Inc. (“RCI”) (incorporated by reference to Exhibit 97.1 to RCI’s Form 40-F (Commission File No. 001-10805) filed with the Securities and Exchange Commission (“SEC”) on March 5, 2024)

99.1	Annual Information Form for the fiscal year ended December 31, 2025

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2025 (incorporated by reference to Exhibit 99.1 to RCI’s Form 6-K (Commission File No. 001-10805) furnished with the SEC on March 6, 2026)

99.3	Annual Audited Consolidated Financial Statements, together with the reports of independent registered public accounting firm, for the fiscal year ended December 31, 2025

101	Inline Interactive Data File

104	Cover Page Interactive Data File (embedded within the Inline XBRL document in Exhibit 101)

†	This exhibit shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference on any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any filings.